White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

White Knight Responds to U.S. Gold Corp’s Retraction of Offer

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
June 7, 2006

White Knight Resources Ltd. (“White Knight”) announces that in a press release issued after the close of markets on June 5, 2006, U.S. Gold Corp. confirmed that it has terminated its offer to acquire all of the common shares of White Knight. U.S. Gold Corp. advised that the termination was necessitated by its failure to meet certain regulatory requirements.

By a directors’ circular dated May 16, 2006, the Board of Directors of White Knight indicated that it was not making a recommendation on the U.S. Gold offer because of its concern that U.S. Gold Corp had certain issues that had to be resolved with respect to the timing of the offer, particularly with respect to the timing of receiving appropriate clearances from the United States Securities and Exchange Commission.

White Knight is generally supportive of the business proposition and, in connection with a future offer, will continue to cooperate fully with U.S. Gold in respect of their regulatory requirements.

Management of White Knight has maintained focus on its business and forthcoming exploration season through the announcement of U.S. Gold Corp’s intention to bid, the subsequent receipt of the formal offer, and the retraction of that offer. Consequently, White Knight has drill rigs and personnel ready to commence drilling within days.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.